Exhibit 99.7

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906

OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Provident Energy Ltd. (the “Company”) on Form 40-F for the year ended December 31, 2011, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I Brent C. Heagy, Senior Vice President, Finance and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly represents, in all material respects, the financial condition and results of the operations of the Company.

Date: March 16, 2012

/s/ Brent C. Heagy
Brent C. Heagy
Senior Vice President, Finance and Chief Financial Officer